================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                                     UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                        SHELBOURNE PROPERTIES II, INC.
                           (Name of subject company)


                        SHELBOURNE PROPERTIES II, INC.
                       (Name of person filing statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (Including the associated preferred share purchase rights)
                        (Title of class of securities)


                                   821374105
                     (CUSIP Number of class of securities)


                              RICHARD J. MCCREADY
                        C/O FIRST WINTHROP CORPORATION
                          7 BULFINCH PLACE, SUITE 500
                               BOSTON, MA 02114

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                                PETER D. LYONS
                             CHRISTA A. D'ALIMONTE
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Shelbourne Properties II, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o First Winthrop Corporation, 7 Bulfinch Place, Suite 500, Boston, MA, 02114. The telephone number of the Company at its principal executive offices is (617) 570-4600.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (together with the Common Stock, the "Shares") issued under the Shareholder Rights Agreement, dated as of February 8, 2001, as amended, between the Company and American Stock Transfer & Trust Company (the "Rights Agreement"). As of July 1, 2002 there were 894,814 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by HX Investors, L.P. (the "Purchaser"), a Delaware limited partnership, disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 5, 2002, to purchase up to 268,444 issued and outstanding Shares at a purchase price of $62.00, net to the seller in cash (the "Offer Price"), without interest, upon the terms, and subject to the conditions, set forth in the Purchaser's Offer to Purchase, dated July 5, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto collectively constitute the "Offer"). The Purchaser beneficially owns approximately 12% of the outstanding Shares and the Shares subject to the Offer constitute approximately 30% of the outstanding Shares. Accordingly, if all of the Shares sought in the Offer are purchased, the Purchaser would beneficially own approximately 42% of the outstanding Shares.

     The Offer is being made pursuant to (1) a Stock Purchase Agreement, dated as of July 1, 2002 (the "Stock Purchase Agreement"), among the Company, the Purchaser and Exeter Capital Corporation, a New Jersey corporation and the sole general partner of Purchaser, and (2) a Settlement Agreement, dated July 1, 2002 (the "Settlement Agreement"), among the Purchaser and the additional plaintiffs in the action who are listed on Exhibit A to the Settlement Agreement, on the one hand, and the Company, Shelbourne Properties I, Inc., Shelbourne Properties III, Inc. (collectively, the "Shelbourne Companies"), Presidio Capital Investment Company, LLC ("PCIC") and Shelbourne Management, LLC ("Management"), on the other hand. The Settlement Agreement and the Stock Purchase Agreement provide, among other things, that promptly after completion of the Offer, at a meeting of the stockholders of the Company, the Company will, and the Purchaser will take all reasonable action to cause the Company to, submit to the stockholders a Plan of Liquidation (the "Plan of Liquidation") for their approval. As soon as practicable following the approval by the stockholders of the Plan of Liquidation, but in any event no later than five days after the approval, the board of directors of the Company (the "Board" or the "Board of Directors") will cause the Company to be dissolved by filing with the Secretary of State of the State of Delaware a Certificate of Dissolution (the "Certificate of Dissolution"). After the filing of the Certificate of Dissolution, the Company will be liquidated pursuant to the Plan of Liquidation (the "Liquidation"). Pursuant to the Stock Purchase Agreement and the Settlement Agreement, the Purchaser has agreed to vote its Shares, including any Shares acquired in the Offer, in favor of the Plan of Liquidation. A copy of the Stock Purchase Agreement (which includes the Plan of Liquidation as an Annex thereto) is filed herewith as Exhibit (e)(1) and is incorporated herein by reference and a copy of the Settlement Agreement is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

     As set forth in the Offer to Purchase, the principal executive offices of the Purchaser are located at 100 Jericho Quadrangle, Suite 214, Jericho, NY, 11753.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information contained in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached hereto as
Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (a) the Company's executive officers, directors or affiliates or (b) the Purchaser or its executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

     The Stock Purchase Agreement. The summary of the Stock Purchase Agreement and the description of the conditions of the Offer contained in the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which has previously been mailed to the Company's stockholders, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stock Purchase Agreement, which has been filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

     The Settlement Agreement. The summary of the Settlement Agreement contained in the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which has previously been mailed to the Company's stockholders, is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Settlement Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

     Plan of Liquidation. The summary of the Plan of Liquidation contained in the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which has previously been mailed to the Company's stockholders, is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Plan of Liquidation which is attached as Annex C to the Stock Purchase Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     Director's Fee. Pursuant to resolutions passed by the Board on July 1, 2002, in consideration of the significant time and efforts that each of the directors has made as a member of the Board and has put forth, among other things, evaluating strategic alternatives to enhance stockholder value, arranging for financing of the Company and otherwise managing the business of the Company, the Board authorized a one-time payment to each of the directors in the amount of $75,000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company, at a meeting held on July 1, 2002, declared the advisability of the Settlement Agreement and the Stock Purchase Agreement and the dissolution of the Company contemplated thereby, and determined that the transactions contemplated by the Settlement Agreement and the Stock Purchase Agreement, including the Offer and the Plan of Liquidation, are fair to and in the best interests of the Company and the Company's stockholders. At this meeting, the Board approved the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS DESIRING TO MAXIMIZE IMMEDIATE LIQUIDITY OF THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND STOCKHOLDERS NOT SEEKING IMMEDIATE LIQUIDITY, BUT DESIRING TO RECEIVE THEIR PRO RATA PORTION OF THE LIQUIDATION PROCEEDS CONTEMPLATED BY THE PLAN OF LIQUIDATION, SHOULD NOT ACCEPT THE OFFER, AND SHOULD VOTE TO APPROVE THE ADOPTION OF THE PLAN OF LIQUIDATION AT A MEETING OF THE STOCKHOLDERS TO BE HELD TO CONSIDER SUCH MATTER.

     (b) (i) Background

     The Company was originally formed in 1983 as a California limited partnership. On April 17, 2001, the limited partnership was converted to a Delaware corporation. At that time, PCIC, an entity controlled by NorthStar Capital Investment Corp. ("NorthStar"), owned approximately 27% of the Company's common stock, approximately 33% of the common stock of Shelbourne Properties I, Inc. and approximately 32% of the common stock of Shelbourne Properties III, Inc., and a wholly owned subsidiary of PCIC, Shelbourne Management, LLC ("Management"), was party to an advisory agreement with each Shelbourne Company, pursuant to which Management managed the business of each of the Shelbourne Companies.

     The initial directors of the Company consisted of Michael Ashner, who is President of the general partner of the Purchaser, five individuals who were affiliated with PCIC, and three individuals who were not affiliated with PCIC. Mr. Ashner was also the President of each of the Shelbourne Companies. Mr. Ashner resigned as a director and as President of each of the Shelbourne Companies as of August 15, 2001.

     In October 2001, PCIC entered into discussions with Mr. Ashner and a third party in connection with (1) a proposed sale of PCIC's interest in the Shelbourne Companies and (2) a proposed transfer of PCIC's interest in the advisory agreements to an entity controlled by Mr. Ashner and the third party (the "Proposed Transaction"). As a condition to the Proposed Transaction, Mr. Ashner and the third party required that the boards of directors of the Shelbourne Companies grant certain waivers as to share ownership limitations in the Shelbourne Companies' certificates of incorporation and certain other matters. At a meeting of the Board of Directors on November 20, 2001, the Board established a special committee consisting of the three independent directors of the Company (the "Special Committee") for the purpose of reviewing and evaluating the Proposed Transaction. The Special Committee engaged independent legal counsel and financial advisors (which were not Lazard Freres & Co. LLC ("Lazard")) to assist in its review of the Proposed Transaction.

     In late December 2001, Mr. Ashner, the third party and PCIC prepared a proposed agreement, which provided for the acquisition by Mr. Ashner and the third party of PCIC's interest in the Shelbourne Companies as well as the advisory agreements for, among other things, an aggregate purchase price to PCIC of $92.5 million, subject to adjustment.

     Throughout December 2001 and January 2002, the Special Committee held numerous meetings and discussions with its legal and financial advisors to evaluate and consider the Proposed Transaction. In addition, during this period the Special Committee's financial advisors met with Mr. Ashner as part of their due diligence review of the Proposed Transaction.

     In February 2002, representatives of the Special Committee advised Mr. Ashner and the third party that the Special Committee had concluded that it was not prepared to recommend to the Board that the requested waivers needed to complete the Proposed Transaction be granted. The Special Committee recommended to each board of directors that it explore the feasibility and advisability of a transaction in which each of the Shelbourne Companies would repurchase the shares of its common stock held by PCIC and acquire PCIC's interest in its respective advisory agreement (the "February 2002 Transaction"). Thereafter, the Special Committee and its advisors and PCIC and its advisors actively negotiated the terms of the proposed February 2002 Transaction.

     At a meeting of the Special Committee on February 13, 2002, the Special Committee reviewed and considered the February 2002 Transaction. The Special Committee unanimously recommended that the Board, and the Board unanimously did, approve the February 2002 Transaction.

     On February 14, 2002, the Shelbourne Companies announced the consummation of the February 2002 Transaction. The details of the February 2002 Transaction are contained in the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 14, 2002.

     In connection with the February 2002 Transaction, the boards of directors of the Shelbourne Companies, through a series of actions, reduced the size of each board to four members, comprised of the Special Committee members and one of the PCIC-affiliated directors, and the newly constituted boards were reclassified as equally as possible among the three classes of the Board.

     On February 22, 2002, a derivative action, In re Shelbourne Properties Derivative Litigation, Consolidated C.A. No, 19442-NC (Del. Ch.), was filed in the Court of Chancery of the State of Delaware by certain putative stockholders of the Company (the "Derivative Action"). The Derivative Action challenged the February 2002 Transaction on various grounds. At or about the same time, a separate action brought by another stockholder of the Company, alleging both derivative and direct claims relating to the February 2002 Transaction, was filed in the Supreme Court of the State of New York, County of New York. This action was subsequently settled and voluntarily dismissed.

     In April 2002, the Shelbourne Companies announced that they had hired Lazard to assist in their ongoing efforts to evaluate strategic and financial alternatives that would enhance stockholder value.

     Representatives of Lazard first met with representatives of the Purchaser on April 8, 2002. At that time, the Purchaser discussed various possible transactions, including one that would involve the Company issuing convertible preferred securities to the Purchaser and giving control of the Company to the Purchaser. The Board of Directors of the Company discussed this proposal, but did not consider it worthy of additional consideration. The Board of Directors subsequently directed Lazard to initiate a marketing process to solicit, on behalf of the Board, proposals to acquire or recapitalize the Shelbourne Companies. As part of the marketing process, representatives of Purchaser and Lazard communicated from time to time concerning Purchaser's continuing interest in a transaction with the Company.

     From April 2002 through the end of June 2002, Lazard conducted a process to solicit acquisition proposals, pursuant to which Lazard contacted approximately 30 potential parties, 21 of whom entered into confidentiality agreements, and 10 of whom submitted proposals.

     On May 22, 2002, a lawsuit, HX Investors, L.P., et al. v. Shelbourne Properties I, Inc. et al., Del. Ch., C.A. No. 19644, was filed against the Company in the Court of Chancery of the State of Delaware by a group of putative stockholders, including the Purchaser. At or about the same time, the lead plaintiffs in the Derivative Action filed a similar lawsuit on behalf of a class of stockholders of the Company in the same court (collectively, the "Statutory Actions"). The Statutory Actions challenged certain actions taken at the time of the February 2002 Transaction in connection with the composition of the Board. From May 22, 2002 through July 1, 2002, the Statutory Actions proceeded through the discovery phase and a trial date was set for July 2, 2002.

     On Wednesday, June 12, representatives of Lazard, Donald W. Coons, a director of the Company (by telephone) and Richard J. McCready, an officer of PCIC and designated representative of the Board of Directors, met with representatives of the Purchaser to discuss the terms of a possible settlement to the Statutory Actions. Among the possible terms discussed was the granting of an option by the Purchaser to the Company to purchase an amount of Shares held by the Purchaser equal to 10% of the outstanding Shares, as well as a possible alternative settlement that would involve a tender by the Purchaser for a certain number of Shares and a subsequent plan of liquidation of the Company.

     On Friday, June 14, 2002, representatives of the Company and the Purchaser, in connection with negotiating a settlement of the Statutory Actions, had further discussions regarding the proposed granting of an option by the Purchaser to the Company to purchase Shares held by the Purchaser. Negotiations between representatives of the Company and the Purchaser regarding the settlement of the Statutory Actions and the option arrangement continued on Saturday, June 15, 2002 and Sunday, June 16, 2002. On June 16, the Company and the Purchaser ceased negotiations without reaching agreement on the settlement of the Statutory Actions and the option arrangement.

     On Monday, June 17, 2002, the Board of Directors met with its advisors to discuss the Purchaser's proposed tender offer and plan of liquidation. The Board of Directors authorized its advisors to continue discussions with the Purchaser and to explore a transaction that would give stockholders the option of immediately selling their Shares or receiving, over a longer period of time, proceeds from the liquidation of the Company.

     On Tuesday, June 18, 2002, representatives of the Company and the Purchaser reconvened negotiations of a settlement of the Statutory Actions and, in connection therewith, began negotiating the terms of the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation. During the course of that week, representatives of the Purchaser and the Company continued to negotiate the terms of the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation. Negotiations regarding the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation continued through Sunday, June 30, 2002. This stage of the negotiations included lead counsel for the plaintiffs in the Derivative Action.

     On Sunday, June 30, 2002, the Board of Directors held a meeting to discuss the proposed terms of the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation. At such meeting, the Company's legal advisors gave a presentation outlining the proposed terms of the transaction and settlement. In addition, at that meeting Lazard reviewed the terms of proposals that had been received from parties other than the Purchaser and gave a presentation regarding the financial terms of the proposed transaction and delivered its oral opinion that as of such date and based upon and subject to the various considerations and assumptions set forth in its opinion, the Offer Price, together with the proceeds from the Liquidation of the Company pursuant to the Plan of Liquidation, taken as a whole, to be received by the stockholders of the Company (other than the Purchaser) in the Offer and Plan of Liquidation, was fair to such stockholders from a financial point of view. The Board of Directors also discussed a proposed settlement of the Derivative Action. The Board of Directors directed counsel to seek to finalize a settlement of the Derivative Action and postponed taking final action on the proposed transaction with the Purchaser pending the conclusion of those settlement discussions.

     On Monday, July 1, 2002, representatives of the Purchaser and the Company finalized the terms of the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation. In addition, the parties to the Derivative Action agreed in principle to the terms of a settlement of the Derivative Action and prepared a memorandum of understanding reflecting those terms. After the close of business on July 1, 2002, the Board of Directors met with its advisors to review the final terms of the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation as well as the proposed settlement of the Derivative Action. During the course of the Board's discussions and deliberations, Lazard delivered its written opinion that, as of July 1, 2002, and based upon and subject to the various considerations and assumptions set forth in its opinion, the Offer Price, together with the proceeds from the Liquidation of the Company pursuant to the Plan of Liquidation, taken as a whole, to be received by the stockholders of the Company (other than the Purchaser) in the Offer and Plan of Liquidation, was fair to such stockholders from a financial point of view. The Board of Directors then unanimously approved the Offer, the Settlement Agreement, the Stock Purchase Agreement and the Plan of Liquidation, and authorized execution of the memorandum of understanding settling the Derivative Action.

     The Settlement Agreement, the Stock Purchase Agreement and the memorandum of understanding were executed on the evening of July 1, 2002, and the Purchaser commenced the Offer on July 5, 2002.

     (ii) Reasons for the Recommendation of the Board of Directors

     In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

     1. Transaction Financial Terms/Premium to Market Price. The relationship of the consideration to be paid in the Offer and contemplated by the Liquidation to recent and historical market prices of the Common Stock. The consideration of $62.00 per Share in the Offer represents a 15.3% premium over the $53.75 closing price per Share of Common Stock on July 1, 2002. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Liquidation, taking into account the certainty of value and timing of payment of the consideration to be paid in the Offer as compared to the Liquidation component, as well as the fact that the Liquidation component permits the Company stockholders to participate in the dissolution of the Company in accordance with the Plan of Liquidation. The Board believed that the total consideration was the highest per Share consideration that could be negotiated with the Purchaser. The Board was aware that the consideration received by holders of Shares in the Offer and the Liquidation would be taxable to such holders for federal income tax purposes.

     2. Lazard Freres & Co. LLC Analyses. The presentations from Lazard and the written opinion thereof dated July 1, 2002, that, as of such date, based upon and subject to certain considerations and assumptions set forth in its opinion, the Offer Price, together with the proceeds from the Liquidation of the Company in accordance with the Plan of Liquidation, taken as a whole, to be received by the stockholders of the Company (other than the Purchaser) in the Offer and Plan of Liquidation, was fair to such stockholders from a financial point of view. A copy of the written opinion delivered by Lazard to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Lazard in arriving at its opinion, is attached hereto as

         Schedule I, and is incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Lazard becomes entitled to certain fees described under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" upon the consummation of the Offer.

     3. The Company's Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates.

     4. Impact of the Transaction on Interim Operations of the Company. The possible negative impact on the business of the Company between signing and closing due to announcement of the Offer and the interim covenants relating to the operation of the Company's business between signing of the Stock Purchase Agreement and the consummation of the Offer.

     5. Limited Conditions. The limited nature of the conditions to Purchaser's obligation to consummate the Offer, including the absence of a financing condition, and the perceived ability of Purchaser to consummate the Offer.

     6. Strategic Alternatives. The presentation of Lazard and the Board's review with respect to the strategic alternatives available to the Company, including the Company remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions, as well as the risks and uncertainties associated with such alternatives.

     7. Alternative Proposals. The results of an extensive and highly visible process seeking business combination proposals, pursuant to which Lazard contacted approximately 30 potential parties, 21 of whom entered into confidentiality agreements, and 10 of whom submitted proposals. The Board, with the aid of Lazard, reviewed carefully the proposals received. The Board noted that the Purchaser's proposal had a higher value, taken together, than any of the other proposals and had the highest degree of certainty of closing. The Board was aware that the potential liquidation proceeds of the proposed Plan of Liquidation could be adversely affected by future events prior to the distribution of proceeds pursuant to the Plan of Liquidation.

     8. Timing and Manner of Completion. The anticipated timing of consummation of the Offer, which will provide short-term liquidity to stockholders who tender their Shares in the Offer, and the Liquidation, which will enable stockholders that do not tender pursuant to the Offer to receive the proceeds of the Liquidation.

     9. Realization of Liquidation Proceeds. The fact that stockholders may not realize the amount of liquidation proceeds contemplated by the Plan of Liquidation.

     10. Time to Effect Plan of Liquidation. The fact that although the Plan of Liquidation contemplates that the Liquidation will be effected in three years, the Liquidation could take a longer period of time.

     11. Alternative Transactions. The fact that under the terms of the Stock Purchase Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may participate in negotiations with third parties who deliver an unsolicited proposal if (a) a majority of the Board believes, if consummated, such a proposal would result in a transaction that is superior to the Offer and (b) Lazard advises the Board that the proposal would, if consummated, be superior to the Offer from a financial point of view.

     12. Ability to Terminate for Fiduciary Reasons. The fact that the Board is permitted, subject to the payment to the Purchaser of a $600,371 termination fee, to terminate the Stock Purchase Agreement if, prior to the purchase of Shares pursuant to the Offer, the Board determines in good faith, upon consultation with outside counsel, that it is required to do so by its fiduciary duties under applicable law.

     13. Corporate Governance. The fact that the terms of the Settlement Agreement and the Stock Purchase Agreement require the Company to implement and abide by certain corporate governance provisions (as more fully described in the Offer to Purchase).

     14. Potential Conflicts of Interests. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, directors or affiliates, on the other hand, all as described in the Offer under "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

     15. Settlement of Outstanding Litigation. The Board, contemporaneously with executing the Settlement Agreement and the Stock Purchase Agreement, was able to negotiate and enter into settlement agreements with respect to all outstanding litigation involving the Company.

     16. Best Interests of Stockholders. The Board's belief, based in part on the factors described above, that the interests of stockholders would be best served by consummation of the Offer and the implementation of the Plan of Liquidation.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Plan of Liquidation, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

     (c) Intent to Tender

     To the best knowledge of the Company, Robert Martin, the only director or executive officer who owns Shares, desires to receive his pro rata portion of the liquidation proceeds of the Company contemplated by the Plan of Liquidation, and therefore currently intends not to tender the Shares owned by him, and to vote such Shares in favor of the Plan of Liquidation at the stockholders' meeting of the Company held to consider that matter.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to an engagement letter among Lazard and the Shelbourne Companies, the Company retained Lazard in April 2002 to act as its financial advisor in connection with the Company's review of strategic and financial planning matters. The Board retained Lazard based upon Lazard's qualifications, experience and expertise. Lazard is an internationally recognized investment banking and advisory firm. Lazard, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Pursuant to the engagement letter, upon the consummation of the Offer, Lazard will receive an aggregate fee of $2,500,000 from the Shelbourne Companies, provided, however, that any monthly fees previously paid to Lazard pursuant to the engagement letter will be credited against that fee. The Company has also agreed to indemnify Lazard or any of its members, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses, including liabilities under federal securities laws, related to or arising out of Lazard's engagement.

     On April 3, 2002, the Shelbourne Companies retained Innisfree M&A Incorporated ("Innisfree") to provide consulting and analytic services. In connection with such services, Innisfree will receive an aggregate fee of $25,000 from the Shelbourne Companies, plus expenses incurred in connection with the distribution of documents. In the event of a contested solicitation, the Company agreed to retain Innisfree, and Innisfree agreed to represent the Company, at fees to be mutually determined.

     On or about February 27, 2002, the Shelbourne Companies retained Sitrick and Company to provide public relations services.

     Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Plan of Liquidation.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No discretionary transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

     (a) Rights Agreement

     On July 1, 2002, the Company and American Stock Transfer & Trust Company amended the Rights Agreement to provide, among other things, that the execution and delivery of the Stock Purchase Agreement, the Settlement Agreement and the consummation of the transactions contemplated thereby will not cause (a) the Purchaser or any affiliate or associate of the Purchaser to be deemed an Acquiring Person (as defined in the Rights Agreement), (b) the occurrence of a Shares Acquisition Date (as defined in the Rights Agreement), (c) the occurrence of a Distribution Date (as defined in the Rights Agreement), or (d) activation of "flip over" rights under Section 13 of the Rights Agreement. A copy of the amendment to the Rights Agreement is filed herewith as Exhibit
(e)(3) and is incorporated herein by reference.

     (b) Delaware Corporation Law

     The Company is incorporated under the laws of the State of Delaware. No appraisal rights are available in connection with the Offer.

     (c) Regulatory Approvals

     Except as set forth herein, the Company and the Purchaser are not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Shares in the Offer. In addition, except as set forth herein, the Company and the Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares. Should any such approval or other action be required, the Company and the Purchaser expect to seek such approval or action, except as described under "State Takeover Laws." Should any such approval or other action be required, the Company and the Purchaser cannot be certain that they would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that certain parts of the Company's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, the Purchaser may not be required to purchase any Shares in the Offer.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On July 1, 2002, prior to the execution of the Settlement Agreement and the Stock Purchase Agreement, the Board by unanimous vote of all directors at a meeting held on such date, approved the Settlement Agreement and the Stock Purchase Agreement, and determined that each of the Offer and the Plan of Liquidation is fair to, and in the best interest of, the stockholders of the Company. Accordingly, Section 203 is inapplicable to the Offer and the Plan of Liquidation.

     A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Plan of Liquidation, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser and the Company do not know whether any of these laws will, by their terms, apply to the Offer and have not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Company does not believe that the exchange of Shares for cash pursuant to the Offer is subject to such requirements.

     (d) Litigation

     Pursuant to the Settlement Agreement entered into by the Company contemporaneously with the Stock Purchase Agreement, and pursuant to a memorandum of understanding entered into July 1, 2002 regarding the Derivative Action, the Company has settled or entered into arrangements to settle all outstanding litigation against the Company.

     (e) The Purchaser's Designation of Persons to be elected to the Board of Directors

     The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Settlement Agreement and the Stock Purchase Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders and such Information Statement is incorporated herein by reference.

     (f) The Company's Certificate of Incorporation

     The Company's certificate of incorporation restricts any "person" from being the "beneficial owner" (each as defined in the certificate of incorporation) of more than 8% of the issued and outstanding Shares. In a resolution passed on July 1, 2002, the Board, pursuant to the Company's certificate of incorporation and subject to the completion of the Tender Offer, waived the ownership limit as it applies to the Purchaser so long as the Purchaser's "beneficial ownership" does not exceed 42% of the issued and outstanding Shares.

ITEM 9. EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT
NO.             DESCRIPTION
-------         -----------
(a)(1)          Offer to Purchase, dated July 5, 2002 (incorporated by reference to Exhibit (a)(1) to the
                Schedule TO, filed by the Purchaser with the Securities and Exchange Commission (the
                "SEC") on July 5, 2002).

(a)(2)          Form of Letter of Transmittal, dated July 5, 2002 (incorporated by reference to Exhibit (a)(2)
                to the Schedule TO, filed by the Purchaser with the SEC on July 5, 2002).

(a)(3)          Letter to Stockholders from the Directors of the Company, dated July 9, 2002.*

(a)(4)          Joint Press Release of the Company, Shelbourne Properties I, Inc. and Shelbourne Properties
                III, Inc., dated July 2, 2002 (incorporated by reference to Exhibit 99.1 to the Company's
                Current Report on Form 8-K filed by the Company with the SEC on July 2, 2002).

(a)(5)          Fairness Opinion of Lazard Freres & Co. LLC, dated July 1, 2002 (included as Schedule I hereto).*

(a)(6)          Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
                Rule 14f-1 thereunder (included as Schedule II hereto).*

(e)(1)          Stock Purchase Agreement, dated as of July 1, 2002, among the Purchaser, Exeter Capital
                Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Current
                Report on Form 8-K filed by the Company with the SEC on July 2, 2002).

(e)(2)          Settlement Agreement, dated July 1, 2002, among the Purchaser, and the additional plaintiffs in the action who are listed on Exhibit A to the Settlement Agreement, on the one hand, and the Company, Shelbourne Properties I, Inc., and Shelbourne Properties III, Inc., Presidio
                Capital Investment Company, LLC and Shelbourne Management, LLC, on the other hand
                (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the
                Company with the SEC on July 2, 2002).

(e)(3)          Amendment No. 2 to the Shareholder Rights Agreement, dated as of July 1, 2002, between the
                Company and American Stock Transfer & Trust Company as Rights Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the
                SEC on July 8, 2002).

----------
*     Included with this Statement mailed to stockholders.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        SHELBOURNE PROPERTIES II, INC.



                                        By:
                                            -----------------------------------
                                            Richard J. McCready
                                            Secretary




Dated: July 9, 2002

                                                                     SCHEDULE I
                                                                   JULY 1, 2002

The Board of Directors
Shelbourne Properties II, Inc.
7 Bulfinch Place, Suite 500
Boston, MA 02114


Dear Members of the Board:

     We understand that Shelbourne Properties II, Inc. (the "Company"), Exeter Capital Corporation ("Exeter") and HX Investors, L.P. ("HX" and, together with Exeter, the "Purchaser") have entered into a Stock Purchase Agreement, dated as of July 1, 2002 (the "Agreement"), pursuant to which, among other things, (i) Purchaser agreed to commence a tender offer (the "Tender Offer") to purchase up to 30% of the outstanding common stock, par value $.01 per share, of the Company (the "Common Stock") at a price per share of $62.00 (the "Offer Price") and (ii) subsequent to the completion of the Tender Offer, the Company will submit to the Company Stockholders (as defined below) for approval and adoption, the Plan of Liquidation attached as Annex C to the Agreement (the "Plan of Liquidation" and, together with the Tender Offer, the "Transaction") pursuant to which Company Stockholders shall be entitled to receive distributions of the proceeds from the liquidation of the Company in accordance with the Plan of Liquidation (the "Liquidation Proceeds" and, together with the Offer Price, the "Consideration"). In addition, we understand that each of Shelbourne Properties I, Inc. ("Shelbourne I") and Shelbourne Properties III, Inc. ("Shelbourne III") have entered into separate Stock Purchase Agreements with Purchaser, each dated as of July 1, 2002, pursuant to which (a) Purchaser agreed to commence separate tender offers to purchase up to 30% of the outstanding common stock of each of Shelbourne I and Shelbourne III (the "Shelbourne I and III Tender Offers"), at a price per share of $53.00 and $49.00, respectively (the "Shelbourne I and III Offer Prices") and (b) subsequent to the completion of the respective tender offers, each of Shelbourne I and Shelbourne III will submit to their respective shareholders for approval and adoption, a plan of liquidation (the "Shelbourne I and III Liquidations" and, together with the Shelbourne I and III Tender Offers, the "Shelbourne I and III Transactions") pursuant to which such shareholders shall be entitled to receive distributions of the net proceeds from the relevant liquidation in accordance with such plan of liquidation (the "Shelbourne I and III Liquidation Proceeds").

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock (other than Purchaser and its affiliates) (the "Company Stockholders") of the Consideration, taken as a whole, to be received by such holders pursuant to the Transaction. In connection with this opinion, we have:

     (i) Reviewed the financial terms and conditions of the Agreement and the schedules, exhibits and annexes thereto;

     (ii) Analyzed certain historical business and financial information relating to the Company;

     (iii) Reviewed various financial budgets, asset appraisals and other data provided to us by the Company relating to its business;

     (iv) Held discussions with members of the Board of Directors of the Company and senior management of the Company's property management and asset management firms with respect to the business and prospects of the Company and the strategic objectives the Company;

     (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company;

     (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company;

     (vii) Reviewed the historical stock prices and trading volumes of the Common Stock; and

     (viii) Reviewed such other information and conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have not received any forecasts with respect to the Company, and have been informed that no such forecasts exist.

     In conducting our analysis and in arriving at our opinion as expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the properties, assets or liabilities of the Company, or concerning the solvency or fair value of the Company or its properties. In addition, the Board of Directors of the Company has instructed us to assume for purposes of the rendering of our opinion, that the Liquidation Proceeds are equal to $71.34 per share of Common Stock (the "Net Liquidation Price Per Share"), which price as determined by the Company is equal to the ninety percent (90%) of the per share appraised liquidation value of the properties and assets of the Company as adjusted to reflect the repayment of indebtedness and the incurrence of liquidation costs and expenses. We have assumed no responsibility for and express no view as to whether the Company's assumption of the Net Liquidation Price Per Share is the correct determination of the Liquidation Proceeds that will be received by the Common Stockholders, and we have not independently verified the underlying asset appraisal, assumptions and discounts on which such price is based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and Purchaser and that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on the Company. We have also assumed that each of the Plan of Liquidation and the Shelbourne I and III Liquidations will be consummated concurrently in accordance with their terms without any waiver or modifications, and that the Plan of Liquidation and the Shelbourne I and III Liquidations will not result in any prepayment penalty on the preferred interests of the operating partnership of each of the Company, Shelbourne I and Shelbourne III.

     Lazard Freres & Co. LLC is acting as investment banker to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Tender Offer. Lazard Freres & Co. LLC is also acting as investment banker to the Board of Directors of each of Shelbourne I and Shelbourne III in connection with the Shelbourne I and III Transactions. However, no opinion is made with respect to the allocation by Purchaser of the
(a) Offer Price and the Shelbourne I and III Offer Prices and (b) Liquidation Proceeds and the Shelbourne I and III Liquidation Proceeds. Lazard Freres & Co. LLC provides a full range of investment banking and security services and, in the course of our trading and market making activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and for the accounts of customers.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered in connection with its consideration of the Transaction. No opinion is made herein with respect to the fairness of the Shelbourne I and III Transactions, the Shelbourne I and III Liquidation Proceeds or the Shelbourne I and III Offer Prices. The opinion is not intended and does not constitute a recommendation to any Company Stockholder as to whether such holder should tender their Common Stock into the Tender Offer or whether a Company Stockholder should vote to adopt and approve the Plan of Liquidation. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except for the reproduction of this letter in its entirety in filings the Company may be required to make with the Securities and Exchange Commission and except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that the Consideration, taken as a whole, to be received by the Company Stockholders in the Transaction is fair to the Company Stockholders from a financial point of view.


                                        Very truly yours,


                                        LAZARD FRERES & CO. LLC


                                        By: /s/ Matthew J. Lustig
                                        ----------------------------------------
                                            Matthew J. Lustig
                                            Managing Director

                                                                    SCHEDULE II


                        SHELBOURNE PROPERTIES II, INC.
                        C/O FIRST WINTHROP CORPORATION
                          7 BULFINCH PLACE, SUITE 500
                               BOSTON, MA 02114

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER


BACKGROUND INFORMATION

     This information statement (the "Information Statement") is being mailed on or about July 9, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Shelbourne Properties II, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to a majority of seats on the board of directors of the Company (the "Board of Directors" or the "Board"). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Voting proxies regarding shares of the Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     On July 1, 2002, the Company entered into a Settlement Agreement (the "Settlement Agreement") and a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Purchaser, pursuant to which the Purchaser has commenced an offer to purchase up to 268,444 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (the Common Stock and any associated preferred share purchase rights are referred to in this Information Statement as the "Shares"), for $62.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase relating to the offer, filed by the Purchaser with the Securities and Exchange Commission (the "SEC") on July 5, 2002 (as amended from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser with the SEC in connection with the Offer.

     The Settlement Agreement and the Stock Purchase Agreement provide that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, at a meeting of the stockholders of the Company, the Company will, and the Purchaser will take all reasonable action to cause the Company to, submit to the stockholders a Plan of Liquidation (the "Plan of Liquidation") for their approval. As soon as practicable following the approval by the stockholders of the Plan of Liquidation, but in any event no later than five days after the approval, the Board of Directors will cause the Company to be dissolved by filing with the Secretary of State of the State of Delaware a Certificate of Dissolution (the "Certificate of Dissolution"). After the filing of the Certificate of Dissolution, the Company will be liquidated pursuant to the Plan of Liquidation (the "Liquidation").

     The Stock Purchase Agreement and the Settlement Agreement provide that, upon the acceptance for payment of the Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate up to six persons to be appointed as directors on the Board of Directors (the "the Purchaser Designees"), four of whom shall be Independent Directors. For these purposes, "Independent Director" means a person who is not an officer, director, security holder or employee of the Purchaser or one of its affiliates, or a relative of such person. Each of the Purchaser's designees to the Board shall be subject to the reasonable approval of the Board, as the Board is constituted at the time of the consummation of the

Offer. Subject to the forgoing, the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees, including the Independent Director nominees, to be elected as directors of the Company, including increasing the size of the Board to six persons and securing the resignations of incumbent directors, if necessary. After the new members of the Board have been elected (i) any subsequent nominations for vacancies in the Board created by the removal or resignation of an Independent Director will be made by the remaining Independent Directors of the Board, and (ii) the Purchaser and the Company will take all action necessary to cause the Company's by-laws to be amended to implement the provisions of clause (i) and provide that any amendment to such provisions will require the approval of a majority of the Shares entitled to vote at a meeting of stockholders of the Company, other than those Shares held by Purchaser and its affiliates.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to the Purchaser or the Purchaser Designees has been provided by the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Settlement Agreement and the Stock Purchase Agreement, the Purchaser commenced the Offer on July 5, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 2, 2002; however, the Purchaser currently intends to extend the Offer from time to time as necessary until all the conditions to the Offer have been satisfied or waived.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on July 1, 2002, there were 894,814 outstanding Shares, of which the Purchaser owns 100,750 as of the date hereof.

                            THE PURCHASER DESIGNEES

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals listed below. The Purchaser has informed the Company that each of the individuals listed below has consented to act as a director of the Company, if appointed.

     Set forth in the table below is the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the individuals from whom the Purchaser will designate the Purchaser Designees. Unless otherwise indicated, each person identified below is a United States citizen. The principal business address of the Purchaser and, unless otherwise indicated, the business address of each person identified below is 100 Jericho Quadrangle, Suite 214, Jericho, NY, 11753.

NAME AND ADDRESS   AGE    PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR BUSINESS EXPERIENCE
----------------   ---    --------------------------------------------------------------
Michael L. Ashner   49    Mr. Ashner has been the Chief Executive Officer of Winthrop
                          Financial Associates, a Limited Partnership, since 1996, and the
                          Chief Executive Officer of The Newkirk Group, since 1997, two real estate investment and management companies controlling approximately $3.5 billion of commercial real estate throughout the United States. Mr. Ashner currently serves as a director of
                          Great Bay Hotel and Casino Inc., and NBTY, Inc.

NAME AND ADDRESS               AGE    PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR BUSINESS EXPERIENCE
----------------               ---    --------------------------------------------------------------
Arthur Blasberg, Jr.           74    For the past five years, Mr. Blasberg's activities include
c/o Sullivan & Worcester LLP         appointment by the Superior Court in Massachusetts to serve as
One Post Office Square               a receiver of various businesses (including real estate investment
Boston, MA 02109                     companies), acting as trustee of a trust holding undeveloped land and of another trust whose main asset was a limited partnership interest in a cogeneration plant. Mr. Blasberg previously served as the receiver and liquidating trustee of The March Company,
                                     Inc., a real estate investment firm which acted as the general partner and/or limited partner in over 250 limited partnerships.
                                     Mr. Blasberg is an attorney admitted to practice in the
                                     Commonwealth of Massachusetts and previously served for five years as an attorney in the general counsel's office of the
                                     Securities and Exchange Commission.

Peter Braverman                50    Mr. Braverman has been the Executive Vice President of
                                     Winthrop Financial Associates, a Limited Partnership, since
                                     1996, and the Executive Vice President of The Newkirk Group,
                                     since 1997, two real estate investment and management
                                     companies controlling approximately $3.5 billion of commercial real estate throughout the United States.

Donald W. Coons                38    Mr. Coons has been a director of the Company, since February 8,
911 Golf Links Road                  2001; director, President and Chief Executive Officer of The
Suite 111                            Loyalist Insurance Group, a public company that trades on the
Ancaster, ON                         Canadian Venture Exchange, since 1996; President of Loyalist
Canada L9K 1H9                       Insurance Brokers Limited and Loyalist Insurance Managers,
                                     since 1990; director and President of Canadian Shortline
                                     Insurance Services and The Loyalist Insurance Company, since
                                     1996; and director of American Special Risks Limited, since
                                     1991.

John Ferrari                   48    Since 1996, Mr. Ferrari has been a Managing Director of
500 West 37th Street                 Manhattan East Suite Hotels, a New York based hotel
New York, NY 10018                   management company that operates ten hotels (2,100 rooms) in
                                     New York City. Mr. Ferrari is responsible for the day-to-day operations of the company and for all acquisitions and
                                     development of new ventures.

Howard Goldberg                56    Since 1999, Mr. Goldberg has been a private investor and has
117 Cheltenham Avenue                provided consulting services to start-up companies. From 1994
Linwood, NJ 08221                    through 1998, Mr. Goldberg served as President and Chief
                                     Executive Officer of Player's International, a public company in the gaming business, prior to its being sold to Harrah's
                                     Entertainment Inc. In addition, from 1995 to 2000, Mr. Goldberg served on the board of directors of Imall Inc., a public company that provided on-line shopping and which was ultimately sold to
                                     Excite-at-Home. Mr. Golberg has a law degree from New York
                                     University and was the managing partner of a large New Jersey law firm.

NAME AND ADDRESS                 AGE    PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR BUSINESS EXPERIENCE
----------------                 ---    --------------------------------------------------------------
Steven Zalkind                   60    For the past five years, Mr. Zalkind has been a principal with
Resources Investments Limited,         Resources Investments Limited, L.L.C., a real estate management
L.L.C.                                 and investment company that owns, operates and manages over
4300 Haddonfield Road                  6,000 apartment units and 500,000 square feet of retail shopping
Suite 314                              centers. Mr. Zalkind has extensive experience in the operation,
Pennsauken, NJ 08109                   management and financing of real estate projects including apartment buildings, shopping centers and office buildings and has been involved in real estate acquisitions and resales totaling in excess of $1.5 billion.

Richard Zimmerman CPA            59    Mr. Zimmerman is a certified public accountant. Since 1998, Mr.
Cornick, Garber & Sandler, LLP         Zimmerman has been a partner in the accounting firm of
630 3rdAvenue                          Cornick Garber & Sandler LLP. Prior to joining Cornick Garber
Suite 1600                             & Sandler LLP, Mr. Zimmerman was the managing partner at
New York, NY 10017                     Frank & Zimmerman & Company LLP.

                             INFORMATION CONCERNING
                            DIRECTORS OF THE COMPANY

TERMS OF DIRECTORS

     Pursuant to the Company's certificate of incorporation, the Board is divided into three classes, as equal in number as possible, with respect to the term for which they hold office. Prior to February 13, 2002, and the transactions through which the Company repurchased all of the shares of common stock of a controlling stockholder, Presidio Capital Investment Company, LLC ("PCIC"), the Board consisted of nine directors. As five of those eight directors at the time of the transaction were officers and directors of PCIC, upon the consummation of the stock repurchase, four of those five directors resigned. As three of the remaining four members of the Board were all in the same class, the Board reallocated its members among the three classes, in accordance with Delaware General Corporate Law, with one director, who has since resigned, having a term that would expire at the 2002 annual meeting of stockholders of the Company, two directors having terms that expire in 2003 and one director having a term that expires in 2004.

      CURRENT MEMBERS OF THE BOARD OF DIRECTORS WITH TERMS EXPIRING IN 2003

     NAME AND AGE        POSITION, PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE AND DIRECTORSHIPS
     ------------        ---------------------------------------------------------------------
ROBERT MARTIN (40)       DIRECTOR; EXECUTIVE MANAGING DIRECTOR AT INSIGNIA/ESG., INC.
                         o  Director of the Company since February 8, 2001
                         o  Executive Managing Director at Insignia/ESG., Inc., a global commercial real estate brokerage firm, where he has been employed since 1995
                         o  Senior Managing Director at Grubb & Ellis, a commercial real estate brokerage firm, from 1984 to 1994

W. EDWARD SCHEETZ (37)   DIRECTOR; CO-CHIEF EXECUTIVE OFFICER OF NORTHSTAR CAPITAL INVESTMENT CORP.
                         o  Director of the Company since February 8, 2001
                         o  Co-Chief Executive Officer of NorthStar Capital Investment Corp., a
                            company he co-founded in July 1997
                         o  Co-Chief Executive Officer of the Company from August 15, 2001 to
                            February 14, 2002
                         o  Partner at Apollo Real Estate Advisors, where he was responsible for the investment activities of Apollo Real Estate Investment Funds I and II, from 1993 to 1997
                         o  Principal with Trammell Crow Ventures, where he was responsible for that firm's opportunistic real estate investment activities, from 1989 to 1993

       CURRENT MEMBER OF THE BOARD OF DIRECTORS WITH TERM EXPIRING IN 2004

    NAME AND AGE       POSITION, PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE AND DIRECTORSHIPS
    ------------       ---------------------------------------------------------------------
DONALD W. COONS (38)   DIRECTOR; DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE LOYALIST
                       INSURANCE GROUP
                       o  Director of the Company since February 8, 2001
                       o  Director, President and Chief Executive Officer of The Loyalist
                          Insurance Group, a public company that trades on the Canadian Venture
                          Exchange, since 1996
                       o  President of Loyalist Insurance Brokers Limited and Loyalist Insurance
                          Managers since 1990
                       o  Director and the President of Canadian Shortline Insurance Services
                          and The Loyalist Insurance Company since 1996
                       o  Director of American Special Risks Limited since 1991

                          BOARD MEETINGS AND COMMITTEES

     From April 10, 2001 when the full Board of Directors was appointed through the end of 2001, the Board met seven times. Each director attended all of the meetings.

     The Company's by-laws give the Board of Directors the authority to delegate its powers to a committee appointed by the Board. All committees are required to conduct meetings and take action in accordance with the directions of the Board and the provisions of the Company's by-laws. The Board of Directors has appointed three standing committees. Certain of the committees' principal functions are described below.

     Until March 27, 2002, the audit committee consisted solely of independent directors, Michael Bebon, Donald W. Coons and Robert Martin. Upon Michael Bebon's resignation from the Board of Directors on March 27, 2002, the Board of Directors nominated W. Edward Scheetz to replace Michael Bebon as a member of the audit committee. Robert Martin and Donald W. Coons are the members of the corporate governance committee and the compensation committee.

     THE AUDIT COMMITTEE:

     o reviews annual consolidated financial statements with the Company's independent auditors,

     o recommends the appointment and reviews the performance, independence, and fees of the Company's independent auditors and the professional services they provide,

     o oversees the Company's system of internal accounting controls and the internal audit function, and

     o discharges other responsibilities, including those described in the "Audit Committee Report" on page II-10.

     The Audit Committee did not meet during 2001. On March 25, 2002, the Audit Committee met with the external auditors of the Company to discuss the Company's 2001 financial statements.

     THE COMPENSATION COMMITTEE:

     o recommends to the Board of Directors the compensation policies and arrangements for the Company's officers,

     o ensures appropriate oversight of the Company's executive compensation programs and human resources policies, and

     o will, as appropriate, report to stockholders on the Company's executive compensation policies and programs.

     The Company's Compensation Committee was formed on March 1, 2002 and is composed of two individuals who are non-employee directors of the Company.

     THE CORPORATE GOVERNANCE COMMITTEE:

     o   reviews the qualifications of current and potential directors,

     o   reviews each director's continued service on the Board of Directors,

     o reviews outside activities of Board members and resolves any issue of possible conflict of interest, and

     o reviews and assesses the adequacy of the Corporate Governance Committee's Charter.

     The Company's Corporate Governance Committee was formed on March 1, 2002 and is composed of two directors.

                     FORMER DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth information relating to all directors and officers who served the Company for any period from February 8, 2001, the date of the Company's initial public offering, through July 1, 2002, but who no longer hold those positions.

     NAME AND AGE            POSITION HELD                   TERM OF SERVICE
     ------------            -------------                   ---------------
PETER AHL (37)            Director, Vice        February 8, 2001-February 14, 2002, as Director
                          President             August 15, 2001-February 14, 2002, as Vice
                                                President

MICHAEL ASHNER (49)       Director, President   February 8, 2001-August 15, 2001, as President
                                                and Director

MICHAEL BEBON (40)        Director              February 8, 2001-March 27, 2002, as Director

PETER BRAVERMAN (50)      Vice President        February 8, 2001-August 15, 2001, as Vice
                                                President

DAVID T. HAMAMOTO (43)    Director, Co-Chief    February 8, 2001-February 14, 2002, as Director
                          Executive Officer     August 15, 2001-February 14, 2002, as Co-Chief
                                                Executive Officer

STEVEN B. KAUFF (40)      Vice President        February 8, 2001-February 14, 2002, as Vice
                                                President

DAVID G. KING, JR. (39)   Director, Vice        February 8, 2001-February 14, 2002, as Vice
                          President             President and Director

DALLAS LUCAS              Treasurer             November 20, 2001 -- July 1, 2002, as Treasurer

LARA SWEENEY (29)         Vice President,       February 8, 2001-August 15, 2001, as Vice
                          Secretary             President and Secretary

CAROLYN TIFFANY (35)      Vice President,       February 8, 2001-April 10, 2001, as Treasurer
                          Treasurer             February 8, 2001-August 15, 2001, as Vice
                                                President

DIRECTOR COMPENSATION

     The Company's non-employee directors, currently Donald W. Coons, W. Edward Scheetz and Robert Martin, receive $6,667 annually for their services as directors. Directors of the Company who are also employees of the Company receive no additional compensation for serving on the Board of Directors. However, all directors are reimbursed for travel expenses and other out-of-pocket expenses incurred in connection with their service on the Board of Directors.

     In addition, solely for their services as members of the Special Committee, which was organized to review and evaluate the fairness of the February 2002 repurchase by the Company of the Shares held by PCIC, Michael Bebon, a former director, Donald W. Coons and Robert Martin received a one-time payment of $20,000.

     In consideration of the significant time and efforts that each of the current directors has made as a member of the Board and has put forth, among other things, evaluating strategic alternatives to enhance stockholder value, arranging for financing and otherwise managing the business of the Company, the Board authorized a one-time payment of $75,000 to each of Robert Martin, W. Edward Scheetz and Donald W. Coons.

        SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

PRINCIPAL STOCKHOLDERS

     The table below shows the stockholders that beneficially own more than five percent of the outstanding Shares as of the most recent practicable date.

                                           NUMBER OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER      BENEFICIALLY OWNED     PERCENT OF CLASS
------------------------------------      ------------------     ----------------
HX Investors, L.P.(1)                           100,750                11.26%

----------
(1)   Source: Schedule TO-T as filed by the Purchaser with the SEC on July 1,
      2002.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The table below shows the number of Shares beneficially owned by each director and executive officer and all directors and executive officers as a group as of July 1, 2002.

                                                   NUMBER OF SHARES
      NAME                                       BENEFICIALLY OWNED(1)     PERCENT OF CLASS
      ----                                       ---------------------     ----------------
Donald W. Coons                                             0                      *
Robert Martin                                           1,300                      *
W. Edward Scheetz                                           0                      *
Richard J. McCready                                         0                      *
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP             1,300                      *

----------
1. The directors and executive officers have sole voting and investment power over the shares of common stock listed.

*     Indicates ownership of less than 1%.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Act of 1934 requires the Company's directors, certain officers and stockholders who own more than ten percent of the Company's equity securities to file initial reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. SEC regulations require such stockholders to furnish the Company with copies of all Section 16(a) forms they file.

     Based on its review of such forms and on written representations from such officers and directors, the Company believes that during the fiscal year ended December 31, 2001 all applicable Section 16(a) filing requirements were met.

                            EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     For fiscal year 2001, the executive officers of the Company were employed by Shelbourne Management LLC. Such executive officers were compensated by Shelbourne Management LLC in their capacities as officers and employees of that company, as shown in the table below, rather than as executive officers of the Company. The Company currently has one executive officer, who is not compensated by the Company, and no other employees. The current executive officer is employed by NorthStar Capital Investment Corp. ("NorthStar") and its affiliate, Presidio Capital Corp., and his services are provided to the Company pursuant to the Purchase and Contribution Agreement, dated February 14, 2002, between PCIC and the Company.

     COMPENSATION COMMITTEE INTERLOCKS

     Richard J. McCready, an executive officer of the Company, also serves on the board of directors of NorthStar, a former affiliate of the Company. W. Edward Scheetz, a director of the Company, also serves on the board of directors of NorthStar.

     COMPENSATION FOR SERVICES

     The following entities, which were affiliated with the Company until February 14, 2002, earned or received compensation or payments for services or reimbursements from the Company, its affiliates, or its predecessor partnership, directly or indirectly, during the year ended December 31, 2001 as follows:

                                                             COMPENSATION FROM THE COMPANY, ITS
                                                             PREDECESSOR PARTNERSHIP OR PRESIDIO
     NAME OF RECIPIENT         CAPACITY IN WHICH SERVED                 SUBSIDIARIES
     -----------------         ------------------------      -----------------------------------
Resources High Equity Inc.   Managing General Partner                   $  358,685(1)
Presidio AGP Corp.           Associate General Partner                  $    1,391(2)
Kestrel Management, L.P.     Affiliated Property Managers               $  312,777(3)
Shelbourne Management LLC    Business Manager                           $  862,818(4)

------------
(1) $44,583 represents payment for non-accountable expenses of the Managing General Partner and $314,102 represents a Partnership Management Fee for managing the affairs of the predecessor partnership. Furthermore, under the predecessor partnership's Limited Partnership Agreement which was in effect until April 18, 2001, 5% of the predecessor partnership's net income and net loss is allocated to the predecessor General Partners (0.1% to the Associate General Partner and 4.9% to the Managing General Partner). Pursuant thereto, for the year ended December 31, 2001, $68,164 of the predecessor partnership's net income was allocated to the General Partners.

(2) For the year ended December 31, 2001, $1,391 of the predecessor partnership's net income was allocated to the Associate General Partner.

(3) This amount was earned pursuant to a management agreement with Kestrel Management, L.P. for performance of certain functions relating to the management of the Company's properties.

(4) This amount was earned pursuant to an advisory agreement with Shelbourne Management LLC for performance of certain functions relating to the management of our business. $105,417 represents reimbursement expenses of Shelbourne Management LLC and $757,401 represents an asset management fee for managing the affairs of the Company, property management fees and $150,000 for non-accountable expenses.

EMPLOYMENT AGREEMENTS

     The Company has no employment agreements with any person.

                      REPORT OF THE COMPENSATION COMMITTEE

     The Board of Directors, acting upon the recommendation of the Compensation Committee, is responsible for determining compensation for the Company's executive officers. The Compensation Committee is composed of two individuals who are non-employee directors of the Company.

EXECUTIVE COMPENSATION PRINCIPLES

     The Compensation Committee believes that the Company's compensation program is a critical part of the management and incentivization of its executive officers. Therefore, the Compensation Committee believes that, in structuring compensation, the Company should:

     o Adopt equity compensation plans to attract and retain high quality executive officers, enhance the long-term profitability of the Company and align the interests of executive officers with those of the Company's stockholders; and

     o Provide executive officers of the Company with competitive compensation packages consisting of a mix of cash and equity-based compensation.

     In making its compensation recommendations to the Board of Directors, the Compensation Committee will consider (1) the potential long-term profitability of the Company as indicated by a variety of factors, including stock prices, projected and actual cash flow, leasing activities, new acquisitions, funds from operations and other factors, (2) the compensation trends among REITs of comparable size to ensure that the Company's compensation packages are competitive and (3) with respect to a specific executive officer, such officer's specific responsibilities, experience and overall performance.

EXECUTIVE COMPENSATION FOR 2001

     For fiscal year 2001, no executive officers of the Company, including the Co-Chief Executive Officers, received compensation from the Company. These executive officers were compensated by Shelbourne Management LLC in their capacities as officers and employees of that company. Please see "Compensation of Executive Officers" above for a description of those arrangements between the Company and Shelbourne Management LLC.

POLICY WITH RESPECT TO QUALIFYING COMPENSATION FOR DEDUCTIBILITY

     Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), a publicly held company, such as the Company, will not be entitled to a Federal income tax deduction for compensation paid to the chief executive officer or any one of the other four most highly compensated officers of the Company to the extent that compensation paid to such officer exceeds $1 million in any fiscal year, unless such compensation is subject to certain exceptions set forth in the Code for compensation that qualifies as performance based. The Board of Directors and the Compensation Committee intend to consider Section 162(m) in structuring compensation for the Company's executive officers; however, the Board of Directors or the Compensation Committee may, where it deems appropriate, implement compensation arrangements that do not satisfy the exceptions to Section 162(m).

Members of the Compensation Committee:

   Donald W. Coons
   Robert Martin

                         REPORT OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") is comprised of three directors and operates under a written charter. The Committee met with Deloitte & Touche LLP ("Deloitte & Touche"), the independent auditors of the Company on March 25, 2002 to discuss the Company's 2001 financial statements. The Committee held discussions with the independent auditors, without management present, on the results of their examinations and the overall quality of the Company's financial reporting and internal controls. The Committee evaluates the continued appointment of the Company's independent auditors and makes its recommendation to the Board of Directors.

Prior to March 27, 2002, the Committee was comprised of three members who were independent within the meaning of Section 121(a) of the American Stock Exchange Listing Standards (the "Listing Standards"). On March 27, 2002, a member of our Board of Directors, who was a Committee member as well, resigned. In order to remain in compliance with the requirement of the Committee charter and the Listing Standards that the Committee have three members, the directors elected
W. Edward Scheetz to be a member of the Committee. Mr. Scheetz is not an independent director within the meaning of Section 121(a) of the Listing Standards, as he is employed by a former affiliate of the Company, NorthStar Capital Investment Corp. However, as there were no other directors to fill the required third position on the Committee, the Board of Directors appointed Mr. Scheetz.

As stated in the Committee's Charter, the Committee's responsibility is one of oversight. It is the responsibility of the Company's management to prepare consolidated financial statements in accordance with generally accepted accounting principles and of the Company's independent auditor to audit those financial statements. The Committee does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations, or generally accepted accounting principles.

In fulfilling its responsibilities, the Committee has reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ended December 31, 2001 with the Company's management and the independent auditors.

The Committee has discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees." In addition, the Committee has received the written disclosures and the letter from Deloitte & Touche required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and has discussed with Deloitte & Touche its independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2001 be included in our 2001 Annual Report to Stockholders which is incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2001 and was filed with the Securities and Exchange Commission on April 1, 2002.


AUDIT COMMITTEE

Donald W. Coons
Robert Martin
W. Edward Scheetz

                                                                  EXHIBIT (A)(3)


                        SHELBOURNE PROPERTIES II, INC.

                                                                   July 9, 2002

Dear Stockholder,

     We are pleased to inform you that the Company entered into a Settlement Agreement and a Stock Purchase Agreement with HX Investors, L.P. (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer for up to 268,444 issued and outstanding shares of common stock of the Company at a purchase price $62.00, net to the seller in cash, without interest. Upon the completion of the offer, the Company will, and the Purchaser will take all reasonable action to cause the Company to, submit to the stockholders a plan of liquidation for their approval. As soon as practicable following the approval by the stockholders of the plan of liquidation, but in any event no later than five days after the approval, the board of directors of the Company will cause the Company to be dissolved and the Company will be liquidated and the proceeds distributed to the stockholders pursuant to the plan of liquidation. A copy of each of the Stock Purchase Agreement and the Settlement Agreement is filed as Exhibits (e)(1) and (e)(2), respectively, to the attached 14D-9.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE PLAN OF LIQUIDATION ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE SETTLEMENT AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS DESIRING TO MAXIMIZE IMMEDIATE LIQUIDITY OF THEIR SHARES OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER AND STOCKHOLDERS NOT SEEKING IMMEDIATE LIQUIDITY, BUT DESIRING TO RECEIVE THEIR PRO RATA PORTION OF THE LIQUIDATION PROCEEDS CONTEMPLATED BY THE PLAN OF LIQUIDATION, SHOULD NOT ACCEPT SUCH OFFER, AND SHOULD VOTE TO APPROVE THE ADOPTION OF THE PLAN OF LIQUIDATION AT A MEETING OF THE STOCKHOLDERS TO BE HELD TO CONSIDER SUCH MATTER.

     In arriving at its recommendation, your board of directors carefully considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Lazard Freres & Co. LLC, that, as of such date, based upon and subject to certain considerations and assumptions set forth in its opinion, the offer price, together with the proceeds from the liquidation of the Company in accordance with its plan of liquidation, taken as a whole, to be received by the stockholders of Company (other than the Purchaser) in the tender offer and plan of liquidation, is fair to such stockholders from a financial point of view. A copy of Lazard's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Lazard in rendering its opinion, can be found in Schedule I to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     The Schedule 14D-9 describes in more detail the reasons for your board's conclusions and contains other information relating to the tender offer. In addition, the Purchaser's Offer to Purchase, dated July 5, 2002, Letter of Transmittal and related documents were sent to you separately by the Purchaser. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Company shares to the Purchaser. We urge you to read these documents and to consider this information carefully. Questions or requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal or related documents may be directed to MacKenzie Partners, the Purchaser's Information Agent, at 105 Madison Avenue, New York, NY, 10016. You can call MacKenzie Partners toll-free at 1-800-322-2885 or email them at proxy@mackenziepartners.com.


Very truly yours,


/s/ Donald W. Coons              /s/ Robert Martin         /s/ W. Edward Scheetz
Donald W. Coons                  Robert Martin             W. Edward Scheetz
Director                         Director                  Director